Afya Limited Announces Second-Quarter and First-Half 2026 Financial Results

R$448 Million Returned to Shareholders

106% of 1H26 FCFE Distributed Through Dividends and Share Repurchases

Belo Horizonte, Brazil, August 13, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, reported today its financial and operating results for the three and six-month period, which ended June 30, 2026 (second quarter 2026). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (“IFRS”).

Second Quarter 2026 Highlights

▪	2Q26 Revenue increased 5.7% YoY to R$972.1 million. Revenue excluding acquisitions increased 5.4%, reaching R$969.3 million.
▪	2Q26 Adjusted EBITDA increased 1.4% YoY, reaching R$406.5 million, with an Adjusted EBITDA Margin of 41.8%. Adjusted EBITDA Margin decreased -180 bps YoY. Adjusted EBITDA excluding acquisitions grew 1.2%, reaching R$405.6 million, with an Adjusted EBITDA Margin of 41.8%.
▪	2Q26 Net Income increased 14.0% YoY, reaching R$201.3 million. Basic EPS growth was 16.7% in the same period.

First-Half 2026 Highlights

▪	1H26 Revenue increased 7.0% YoY to R$1,984.8 million. Revenue excluding acquisitions increased 6.6%, reaching R$1,977.6 million.
▪	1H26 Adjusted EBITDA increased 2.8% YoY, reaching R$918.0 million, with an Adjusted EBITDA Margin of 46.2%. Adjusted EBITDA Margin decreased -190 bps YoY. Adjusted EBITDA excluding acquisitions grew 2.6%, reaching R$915.7 million, with an Adjusted EBITDA Margin of 46.3%.
▪	1H26 Net Income increased 6.8% YoY, reaching R$463.1 million. Basic EPS growth was 8.6% in the same period.
▪	Operating Cash Conversion ratio of 87.8% and a Cash Flow from Operating Activities of R$ 805.5 million, with a solid cash position of R$1,006.5 million. R$447.9 million returned to shareholders in 1H26 through dividends and share repurchases, surpassing Free Cash Flow to Equity of R$423.4 million in the period and reflecting a payout ratio of 105.8%.
▪	~295 thousand users in Afya’s ecosystem.

Table 1: Financial Highlights
	For the three months period ended June 30,					For the six months period ended June 30,
(in thousand of R$)	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions
(a) Revenue	972,097	969,267	919,400	5.7%	5.4%	1,984,809	1,977,641	1,855,760	7.0%	6.6%
(b) Adjusted EBITDA [1]	406,539	405,629	400,844	1.4%	1.2%	917,958	915,740	892,814	2.8%	2.6%
(c) = (b)/(a) Adjusted EBITDA Margin	41.8%	41.8%	43.6%	-180 bps	-180 bps	46.2%	46.3%	48.1%	-190 bps	-180 bps
Net income	201,294	-	176,542	14.0%	-	463,057	-	433,578	6.8%	-
Basic Earnings per Share - in R$	2.22	-	1.90	16.7%	-	5.10	-	4.69	8.6%	-
*For the three months period ended June 30, 2026, "2026 Ex Acquisitions" excludes: FUNIC (April to May, 2026; Closing of FUNIC was in May 2025).
*For the six months period ended June 30, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to May, 2026; Closing of FUNIC was in May 2025).
(1) See more information on "Non-GAAP Financial Measures" (Item 08).

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Message from Management

During the first half of 2026, Afya continued to execute its strategy with discipline, delivering revenue growth while advancing the investment cycle outlined for the year. The resilience of our Medical Education business supported another quarter of profitable growth and strong cash generation.

In Undergraduate, Revenue reached R$1,762.2 million in the first half of 2026, a 7.4% year-on-year increase, driven by our Medical School and Health Sciences undergraduate programs. Revenue from Medical Schools totaled R$1,499.4 million in the first half, a 6.5% increase year-on-year, supported by a 3.9% increase in Medical School net average ticket and the continued expansion of our medical student base, which expanded 2.7% year-over-year from 25,733 to 26,421 students. Revenue was further supported by the continued expansion of our Health Sciences student base, which grew 18.0% year-over-year from 25,718 to 30,350 students, reflecting the diversification of our health-related undergraduate portfolio and the strength of Afya’s brand within the health segment.

In Continuing Education, Revenue reached R$143.9 million in the first half, a 4.6% increase year-on-year, driven by a higher intake in short-term programs that carry a lower average ticket per student. The total base reached 56,237, a 23.6% year-on-year increase. In Medical Practice Solutions, Revenue reached R$85.3 million in the first half, a 1.5% increase year-on-year. Clinical Management active payers grew 20.4% year-on-year to 50,499, reflecting the continued execution of the product investment cycle in our 2026 strategy.

Our capital allocation discipline remains grounded in value creation. We continuously evaluate acquisition opportunities and deploy capital only when transactions meet our strategic and financial return thresholds. When opportunities do not satisfy these criteria, we return excess capital to shareholders through dividends and our share repurchase program. Supported by our strong cash generation, this approach resulted in R$447.9 million returned to shareholders in the first half of 2026, of which R$314.9 million was distributed as dividends, equivalent to 40% of Afya's 2025 consolidated net income, and R$133.0 million was deployed in share repurchases, representing 2.7 million shares or approximately 3% of total shares outstanding under our current buyback program. This amount represents 106% of 1H26 Free Cash Flow to Equity, while Net Debt excluding IFRS16 remained broadly stable compared to December 2025. This discipline, combined with our earnings trajectory, translates into a compelling return profile: our last twelve months free cash flow to equity yield of 11% and EPS growth of 13% combine to imply a 24% potential annual equity return at a constant valuation multiple.

Looking ahead, we remain confident in the strength of our strategy and the quality of our platform. We will keep investing in our ecosystem, supporting physicians at every stage of their careers, and creating sustainable value for students, physicians and shareholders.

1.	Key Events in the Quarter

▪	On May 5, 2026, Moody’s reaffirmed Afya’s credit rating at AAA.br and maintained a stable outlook. The reaffirmation of Afya’s AAA.br rating and stable outlook reflects revenue growth, a track record of above-industry-average margins, very strong credit metrics, exceptional cash generation, and robust liquidity. In addition, Afya’s credit profile reflects a strong competitive position and a predictable financial policy, including proactive liability management and prudent capital allocation, despite its appetite for M&As.

2.	Subsequent Events
▪	On July 29, 2026, the Company announced that Marcelo Ken Suhara was appointed, on July 27, 2026, as Chair Member of its Audit, Risks and Ethics Committee. Mr. Suhara, who currently serves as an independent member of Afya’s Board of Directors and a member of the Audit, Risks and Ethics Committee and the Audit Committee financial expert, succeeds João Paulo Seibel de Faria as the Chair Member of the Audit, Risks and Ethics Committee and will continue to serve as the Audit Committee financial expert and an independent member of the Board of Directors.

The appointment follows the passing of João Paulo Seibel de Faria, who served as the Chair Member of the Audit, Risks and Ethics Committee and as an independent member of the Company’s Board of Directors. The Company

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expresses its deepest gratitude to Mr. Faria for his dedication, leadership and meaningful contributions to Afya’s governance and long-term success throughout his tenure. The Board of Directors and management team extend their sincere condolences to Mr. Faria’s family and loved ones.

3.	2026 Guidance

The Company is reaffirming its 2026 guidance, which assumes the successful acceptance of new students for the second semester of 2026. The guidance for 2026 is defined in the following table:

Guidance for 2026[1]
Revenue	R$ 3,950 mn ≤ ∆ ≤ R$ 4,100 mn
Adjusted EBITDA	R$ 1,700 mn ≤ ∆ ≤ R$ 1,800 mn
CAPEX	R$ 340 mn ≤ ∆ ≤ R$ 380 mn
(1) Excludes any acquisition that may be concluded after the issuance of the guidance.

4.	2Q26 Overview

Segment Information

The Company has three reportable segments as follows:

Undergraduate, previously denominated Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

Continuing Education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

Medical Practice Solutions, which provides clinical decision, clinical management and doctor-patient relationships for physicians and provides access, demand and efficiency for the healthcare players.

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Key Revenue Drivers – Undergraduate Programs

Table 2: Key Revenue Drivers	Six months period ended June 30,
	2026	2025	% Chg
Undergraduate Programs
MEDICAL SCHOOL
Operating Seats [1]	3,768	3,543	6.4%
Total Students (end of period)	26,421	25,733	2.7%
Average Total Students	26,458	25,806	2.5%
Average Total Students (ex-Acquisitions)*	26,339	25,806	2.1%
Revenue (Total - R$ '000)	1,499,444	1,407,348	6.5%
Revenue (ex-Acquisitions* - R$ '000)	1,492,276	1,407,348	6.0%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	9,443	9,089	3.9%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	30,350	25,718	18.0%
Average Total Students	30,719	25,926	18.5%
Average Total Students (ex-Acquisitions)*	30,719	25,926	18.5%
Revenue (Total - R$ '000)	147,475	130,604	12.9%
Revenue (ex-Acquisitions* - R$ '000)	147,475	130,604	12.9%
OTHER EX- HEALTH UNDERGRADUATE
Total Students (end of period)	37,367	33,090	12.9%
Average Total Students	38,363	34,043	12.7%
Average Total Students (ex-Acquisitions)*	38,363	34,043	12.7%
Revenue (Total - R$ '000)	115,262	103,549	11.3%
Revenue (ex-Acquisitions* - R$ '000)	115,262	103,549	11.3%
Total Revenue
Revenue (Total - R$ '000)	1,762,181	1,641,501	7.4%
Revenue (ex-Acquisitions* - R$ '000)	1,755,013	1,641,501	6.9%
* For the six-month period ended June 30, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to May, 2026); Closing of FUNIC was in May 2025).

(1) Reported medical school seats do not reflect any potential reductions resulting from ENAMED.

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Key Revenue Drivers – Continuing Education

Table 3: Key Revenue Drivers	Six months period ended June 30,
	2026	2025	% Chg
Continuing Education
Total Students (end of period)[1]
Residency Journey - Business to Physicians B2P	9,244	9,224	0.2%
Graduate Journey - Business to Physicians B2P	10,213	9,055	12.8%
Other Courses - B2P and B2B Offerings	36,780	27,226	35.1%
Total Students (end of period)	56,237	45,505	23.6%
Revenue (R$ '000)
Business to Physicians - B2P	134,800	125,379	7.5%
Business to Business - B2B	9,054	12,141	-25.4%
Total Revenue	143,854	137,520	4.6%
(1) The figure above does not contemplate intercompany transactions.

Key Revenue – Medical Practice Solutions

Table 4: Key Revenue Drivers	Six months period ended June 30,
	2026	2025	% Chg
Medical Practice Solutions
Active Payers (end of period)
Clinical Decision	150,048	159,373	-5.9%
Clinical Management	50,499	41,950	20.4%
Total Active Payers (end of period)	200,547	201,323	-0.4%
Monthly Active Users (MaU)
Total Monthly Active Users (MaU)	212,158	230,468	-7.9%
Revenue (R$ '000)
Business to Physicians - B2P	75,904	75,051	1.1%
Business to Business - B2B	9,391	8,953	4.9%
Total Revenue	85,294	84,004	1.5%

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Key Operational Drivers – Users Positively Impacted by Afya

The Users Positively Impacted by Afya represents the total number of medical students from the Undergraduate segment, students from Continuing Education and users from Medical Practice Solutions. For the second quarter of 2026, Afya’s ecosystem reached 294,816 users.

Table 5: Key Revenue Drivers
	2Q26	2Q25	% Chg YoY	1Q26	4Q25	3Q25
Users Positively Impacted by Afya
Undergraduate (Total Medical School Students - End of Period)[1]	26,421	25,733	2.7%	26,494	25,556	25,706
Continuing Education (Total Students - End of Period)[1]	56,237	45,505	23.6%	56,531	55,039	50,317
Medical Practice Solutions (Monthly Active Users)	212,158	230,468	-7.9%	220,528	220,051	227,941
Ecosystem Outreach	294,816	301,706	-2.3%	303,553	300,646	303,964
(1) Ecosystem outreach does not contemplate intercompany figures. Note that there may be overlap in student numbers within the data.

Revenue

Revenue totaled R$972.1 million in the second quarter of 2026, increasing 5.7% year over year. Excluding acquisitions, Revenue reached R$969.3 million, representing 5.4% organic growth. For the first half of 2026, Revenue totaled R$1,984.8 million, up 7.0% year over year. Excluding acquisitions, Revenue reached R$1,977.6 million, representing 6.6% organic growth.

Revenue growth in the quarter was primarily driven by the continued strength of our Medical Schools, supported by higher net average tickets and the ongoing maturation of operating medical school seats, and the continued expansion of the Health Sciences student base by 18.0%, which together increased organically by 6.6% year over year

Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended June 30,					For the six months period ended June 30,
	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions	2026	2026 Ex Acquisitions*	2025	% Chg	% Chg Ex Acquisitions
Revenue Mix
Undergraduate	869,716	866,886	814,129	6.8%	6.5%	1,762,181	1,755,013	1,641,501	7.4%	6.9%
Continuing Education	64,908	64,908	66,417	-2.3%	-2.3%	143,854	143,854	137,520	4.6%	4.6%
Medical Practice Solutions	41,869	41,869	42,320	-1.1%	-1.1%	85,294	85,294	84,004	1.5%	1.5%
Inter-segment transactions	(4,396)	(4,396)	(3,466)	26.8%	26.8%	(6,520)	(6,520)	(7,265)	-10.3%	-10.3%
Revenue (Total - R$ '000)	972,097	969,267	919,400	5.7%	5.4%	1,984,809	1,977,641	1,855,760	7.0%	6.6%
*For the three months period ended June 30, 2026, "2026 Ex Acquisitions" excludes: FUNIC (April to May, 2026; Closing of FUNIC was in May 2025).
*For the six months period ended June 30, 2026, "2026 Ex Acquisitions" excludes: FUNIC (January to May, 2026; Closing of FUNIC was in May 2025).

Adjusted EBITDA

Adjusted EBITDA reached R$406.5 million in the second quarter of 2026, an increase of 1.4% year over year, while Adjusted EBITDA Margin was 41.8%, down 180 basis points from the prior-year period. For the first half of 2026, Adjusted EBITDA totaled R$918.0 million, up 2.8% year over year, with an Adjusted EBITDA Margin of 46.2%, down 190 basis points.

The decrease in Adjusted EBITDA Margin primarily reflects a lower gross profit contribution from Continuing Education, driven by a less favorable revenue mix, as well as higher payroll, sales, and marketing expenses associated with the investment cycle across Continuing Education and Medical Practice Solutions.

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Table 7: Reconciliation between Adjusted EBITDA and Net Income

(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2026	2025	% Chg	2026	2025	% Chg
Net income	201,294	176,542	14.0%	463,057	433,578	6.8%
Net financial result	98,939	94,809	4.4%	193,289	189,803	1.8%
Income taxes expense	1,984	17,468	-88.6%	44,438	42,250	5.2%
Depreciation and amortization	90,568	94,698	-4.4%	183,645	186,453	-1.5%
Interest received [1]	10,017	10,210	-1.9%	23,564	24,742	-4.8%
Income share associate	(4,355)	(3,591)	21.3%	(9,322)	(7,876)	18.4%
Share-based compensation	8,092	5,557	45.6%	19,241	12,520	53.7%
Non-recurring expenses:	-	5,151	n.a.	46	11,344	-99.6%
- Integration of new companies [2]	-	4,819	n.a.	-	10,788	n.a.
- M&A advisory and due diligence [3]	-	203	n.a.	-	291	n.a.
- Expansion projects [4]	-	129	n.a.	-	253	n.a.
- Restructuring expenses [5]	-	-	n.a.	46	12	283.3%
Adjusted EBITDA	406,539	400,844	1.4%	917,958	892,814	2.8%
Adjusted EBITDA Margin	41.8%	43.6%	-180 bps	46.2%	48.1%	-190 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

Net Income

Net Income for the second quarter of 2026 totaled R$201.3 million, an increase of 14.0% year over year. For the first half of 2026, Net Income reached R$463.1 million, up 6.8% from the same period of 2025. The increase reflects continued operating performance and a tax impact resulting from the implementation of the OECD Pillar Two rules in Brazil.

Basic EPS reached R$ 2.22 for the second quarter of 2026, an increase of 16.7% year over year, and R$5.10 for the six-month period ended June 30, 2026, an increase of 8.6% YoY. The EPS growth is higher than net income, reflecting our capital allocation strategy.

Table 8: Net Income and Basic Earnings Per Share
(in thousands of R$, except for earnings per share)	For the three months period ended June 30,			For the six months period ended June 30,
	2026	2025	% Chg	2026	2025	% Chg
Net income	201,294	176,542	14.0%	463,057	433,578	6.8%
Basic earnings per share - in R$ [1]	2.22	1.90	16.7%	5.10	4.69	8.6%
(1) Basic earnings per share is calculated as net income attributable to Owners of the Company divided by the weighted average number of outstanding shares during the period.

Cash and Debt Position

As of June 30, 2026, Cash and Cash Equivalents totaled R$1,006.5 million, a decrease of 10.6% over December 31, 2025. Net Debt, excluding the effect of IFRS 16, reached R$1,394.0 million, increasing by R$24.5 million from year-end 2025, despite returning R$447.9 million to shareholders through dividends and share repurchases during the first half of 2026. For the six-month period ended June 30, 2026, Afya generated R$805.6 million in Cash Flow from Operating Activities, up from R$783.0 million in the same period of the previous year, an increase of 2.9% YoY. The Operating Cash Conversion Ratio reached 87.8%.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the six months period ended June 30,
(in thousands of R$)	Considering the adoption of IFRS 16
	2026	2025	% Chg
(a) Net cash flows from operating activities	797,839	771,596	3.4%
(b) Income taxes paid	7,708	11,385	-32.3%
(c) = (a) + (b) Cash flow from operating activities	805,547	782,981	2.9%

(d) Adjusted EBITDA	917,958	892,814	2.8%
(e) Non-recurring expenses:	46	11,344	-99.6%
- Integration of new companies [1]	-	10,788	-100.0%
- M&A advisory and due diligence [2]	-	291	-100.0%
- Expansion projects [3]	-	253	-100.0%
- Restructuring Expenses [4]	46	12	283.3%
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	917,912	881,470	4.1%
(g) = (c) / (f) Operating cash conversion ratio	87.8%	88.8%	-100 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.

The following table provides more information on the cost of debt for the first half of 2026, including loans and financing, as well as accounts payable to selling shareholders. Afya’s capital structure remains solid, with a conservative leveraging position and a low cost of debt. Afya’s Net Debt (excluding the effect of IFRS16) divided by Adjusted EBITDA mid guidance for 2026 would be 0.8x.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the closing of the six months period ended in June 30,
					Cost of Debt
	Gross Debt		Duration (Years)		Per year		%CDI²
	2026	2025	2026	2025	2026	2025	2026	2025
Loans and financing: Softbank	-	856	-	0.8	-	8.6%	-	66%
Loans and financing: Debentures	1,538	532	3.9	2.1	15.2%	15.3%	106%	114%
Loans and financing: Others	-	318	-	0.3	-	15.3%	-	114%
Loans and financing: IFC	510	508	2.8	3.3	15.5%	14.6%	108%	109%
Accounts payable to selling shareholders	353	506	4.4	3.3	14.3%	13.5%	100%	101%
Total¹| Average	2,400	2,720	3.7	1.9	15.1%	12.7%	106%	95%
(1) Total amount refers only to the "Gross Debt" columns.
(2) Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1H26: ~14.66% p.y. and for 1H25: ~13.70% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	2Q26	FY2025	% Chg	2Q25	% Chg
(+) Cash and Cash Equivalents	1,006,490	1,125,381	-10.6%	1,099,107	-8.4%
Cash and Bank Deposits	16,301	15,470	5.4%	9,167	77.8%
Cash Equivalents	990,189	1,109,911	-10.8%	1,089,940	-9.2%
(-) Loans and Financing	2,047,895	2,054,267	-0.3%	2,213,967	-7.5%
Current	126,364	60,668	108.3%	1,216,994	-89.6%
Non-Current	1,921,531	1,993,599	-3.6%	996,973	92.7%
(-) Accounts Payable to Selling Shareholders	352,548	440,597	-20.0%	506,113	-30.3%
Current	55,780	110,640	-49.6%	198,970	-72.0%
Non-Current	296,768	329,957	-10.1%	307,143	-3.4%
(-) Other Short and Long Term Obligations	-	-	n.a.	-	n.a.
(=) Net Debt (Cash) excluding IFRS 16	1,393,953	1,369,483	1.8%	1,620,973	-14.0%
(-) Lease Liabilities	1,070,292	1,065,746	0.4%	1,011,091	5.9%
Current	57,630	55,772	3.3%	48,960	17.7%
Non-Current	1,012,662	1,009,974	0.3%	962,131	5.3%
Net Debt (Cash) with IFRS 16	2,464,245	2,435,229	1.2%	2,632,064	-6.4%

CAPEX

Capital expenditure consists primarily of investments in property and equipment and intangible assets, including the expansion and maintenance of Afya’s campuses and headquarters, leasehold improvements, and the development of new solutions in the Medical Practice Solutions and educational content in Continuing Education.

For the first half of 2026, Capex totaled R$120.0 million, representing 6.0% of Revenue for the period and remaining aligned with the Company’s 2026 investment plan.

Table 12: CAPEX
(in thousands of R$)	For the six months period ended June 30,
	2026	2025	% Chg
Property and equipment	41,003	81,617	-49.8%
Intangible assets	78,960	143,455	-45.0%
- Licenses	-	99,629	n.a.
- Others	78,960	43,826	80.2%
CAPEX	119,963	225,072	-46.7%
% of Revenue [1]	6.0%	6.8%	-80 bps
(1) % of Revenue excludes one-off effects, which refers to R$ 99.6 million in May 2025, related to the acquisition of FUNIC, which added 60 medical seats to Afya's portfolio.

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5.	Conference Call and Webcast Information

When:    August 13, 2026, at 5:00 p.m. EST.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/98271618661

OR

Dial-in:

Brazil: +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788 or +55 11 4700 9668.

United States: +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099 or +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799.

Webinar ID: 982 7161 8661

Other Numbers: https://afya.zoom.us/u/aRK0ROGaH

6.	About Afya Limited (Nasdaq: AFYA; B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

7.	Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward-looking, including risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our capacity to increase tuition prices; our ability to anticipate and meet the evolving needs of students and teachers; our capacity to source and successfully integrate acquisitions; as well as general market, political, economic, and business conditions. Additionally, these statements include financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. These statements are not guarantees of future performance and undue reliance should not be placed on them.

The Company assumes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances occurring after its publication, nor to incorporate new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from those expressed or implied by the forward-looking statements we make.

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Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date they are made. Further information on these and other factors that could affect the Company’s financial results is included in filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent annual report on Form 20-F. These documents are available in the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

8.	Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with IFRS accounting standards as issued by the International Accounting Standards Board—IASB, Afya presents Adjusted EBITDA and Operating Cash Conversion Ratio which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result, plus income taxes expense, plus depreciation and amortization, plus interest received on late payments of monthly tuition fees, plus share-based compensation, plus/minus income share associate, plus/minus non-recurring expenses/income. Operating Cash Conversion Ratio is calculated as the Cash flow from Operating Activities plus income taxes paid, minus/plus non-recurring expenses/income divided by Adjusted EBITDA.

Free Cash Flow to Equity is calculated as the change in Net Debt ex-IFRS 16 between the beginning of the current period and the end of the current period, plus cash paid for acquisitions of subsidiaries or business combinations, plus dividends paid to the Company's shareholders, plus cash used in treasury share repurchases.

The non-GAAP supplemental financial measures are provided with the intend to help investors in assessing the overall performance of Afya’s business regarding its core operations, cash generation and profitability. The non-GAAP financial measures described in this release are not substitutes for the IFRS measures. In addition, the calculations of Adjusted EBITDA and Operating Cash Conversion Ratio are not standardized financial measures and may differ from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

9.	Investor Relations Contact

E-mail: ir@afya.com.br

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10.	Financial Tables

Unaudited interim condensed consolidated statements of financial position

As of June 30, 2026 and December 31, 2025

(In thousands of Brazilian reais)

	June 30, 2026	December 31, 2025
Assets	(unaudited)
Current assets
Cash and cash equivalents	1,006,490	1,125,381
Trade receivables	819,716	717,373
Recoverable taxes	31,954	13,429
Income taxes recoverable	26,522	23,046
Other assets	65,509	62,947
Total current assets	1,950,191	1,942,176

Non-current assets
Trade receivables	32,988	34,985
Deferred tax assets	7,299	12,552
Other assets	116,149	125,480
Investment in associate	54,962	46,518
Property and equipment	701,624	711,485
Right-of-use assets	887,580	896,758
Intangible assets	5,575,840	5,587,980
Total non-current assets	7,376,442	7,415,758
Total assets	9,326,633	9,357,934

Liabilities
Current liabilities
Trade payables	145,985	123,581
Loans and financing	126,364	60,668
Lease liabilities	57,630	55,772
Accounts payable to selling shareholders	55,780	110,640
Advances from customers	104,313	158,035
Dividends payable	762	192
Labor and social obligations	252,923	217,526
Taxes payable	35,348	36,043
Income taxes payable	98,629	112,638
Other liabilities	8,134	8,946
Total current liabilities	885,868	884,041

Non-current liabilities
Loans and financing	1,921,531	1,993,599
Lease liabilities	1,012,662	1,009,974
Accounts payable to selling shareholders	296,768	329,957
Taxes payable	73,070	77,487
Income taxes payable	50,012	-
Provision for legal proceedings	116,451	128,220
Other liabilities	41,451	43,471
Total non-current liabilities	3,511,945	3,582,708
Total liabilities	4,397,813	4,466,749

Equity
Share capital	17	17
Additional paid-in capital	2,295,632	2,320,422
Treasury shares	(410,431)	(306,010)
Share-based compensation reserve	222,056	202,815
Retained earnings	2,781,312	2,634,552
Equity attributable to the owners of the Company	4,888,586	4,851,796
Non-controlling interests	40,234	39,389
Total equity	4,928,820	4,891,185

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Total liabilities and equity	9,326,633	9,357,934

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three and six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais, except for earnings per share information)

	Three-month periods ended		Six-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	972,097	919,400	1,984,809	1,855,760
Cost of services	(373,387)	(342,707)	(688,036)	(625,346)
Gross profit	598,710	576,693	1,296,773	1,230,414

Selling, general and administrative expenses	(286,339)	(276,376)	(574,000)	(541,318)
Allowance for expected credit losses	(20,245)	(16,495)	(38,088)	(33,053)
Other income	8,609	3,728	13,480	6,234
Other expenses	(2,873)	(2,322)	(6,703)	(4,522)

Operating income	297,862	285,228	691,462	657,755

Finance income	41,077	40,997	94,374	84,478
Finance expenses	(140,016)	(135,806)	(287,663)	(274,281)
Net finance result	(98,939)	(94,809)	(193,289)	(189,803)

Share of profit of equity-accounted investee, net of tax	4,355	3,591	9,322	7,876

Income before income taxes	203,278	194,010	507,495	475,828

Income taxes expenses
Current	(4,607)	(35,635)	(39,185)	(67,563)
Deferred	2,623	18,167	(5,253)	25,313

Net income	201,294	176,542	463,057	433,578

Other comprehensive income	-	-	-	-

Total comprehensive income	201,294	176,542	463,057	433,578

Net income / total comprehensive income attributable to:
Owners of the Company	197,118	172,332	454,137	424,331
Non-controlling interests	4,176	4,210	8,920	9,247
	201,294	176,542	463,057	433,578

Basic earnings per common share	2.22	1.90	5.10	4.69
Diluted earnings per common share	2.21	1.88	5.06	4.64

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Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2026 and 2025

(In thousands of Brazilian reais)

	June 30, 2026	June 30, 2025
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	507,495	475,828
Adjustments to reconcile income before income taxes
Depreciation and amortization expenses	183,645	186,453
Write-off of property and equipment	1,085	536
Write-off of intangible assets	104	81
Allowance for expected credit losses	38,088	33,053
Share-based compensation expenses	19,241	12,520
Net foreign exchange differences	2,365	2,049
Accrued interest	169,664	158,613
Accrued interest on lease liabilities	62,495	59,727
Share of profit of equity-accounted investee, net of tax	(9,322)	(7,876)
Provision (reversal) for legal proceedings	(25,942)	2,656

Changes in assets and liabilities
Trade receivables	(138,434)	(111,519)
Recoverable taxes	(22,001)	(16,395)
Other assets	24,389	(5,641)
Trade payables	22,404	6,241
Taxes payable	(6,688)	(743)
Advances from customers	(53,722)	(52,185)
Labor and social obligations	35,397	37,085
Provision for legal proceedings	(3,447)	-
Other liabilities	(1,269)	2,498
	805,547	782,981
Income taxes paid	(7,708)	(11,385)
Net cash flows from operating activities	797,839	771,596

Investing activities
Acquisition of property and equipment	(41,003)	(81,617)
Acquisition of intangibles assets	(78,960)	(103,455)
Dividends received	878	8,803
Acquisition of assets and subsidiaries, net of cash acquired	(81,675)	(81,463)
Payments of interest	-	(14,536)
Net cash flows used in investing activities	(200,760)	(272,268)

Financing activities
Payments of principal of loans and financing	(5,254)	(1,543)
Payments of interest	(178,721)	(110,399)
Payments of principal of lease liabilities	(27,273)	(24,222)
Payments of interest of lease liabilities	(64,366)	(58,793)
Treasury shares repurchase	(133,011)	-
Proceeds from exercise of stock options	9,902	24,249
Dividends paid	(314,882)	(138,479)
Net cash flows used in financing activities	(713,605)	(309,187)
Net foreign exchange differences	(2,365)	(2,049)
Net increase (decrease) in cash and cash equivalents	(118,891)	188,092
Cash and cash equivalents at the beginning of the period	1,125,381	911,015
Cash and cash equivalents at the end of the period	1,006,490	1,099,107

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Reconciliation between Change in Net Debt Position and Free Cash Flow to Equity

Reconciliation between Change in Net Debt Position and Free Cash Flow to Equity

(in thousands of R$)	For the three months period ended June 30,			For the six months period ended June 30,
	2026	2025	% Chg	2026	2025	% Chg
Net debt ex-IFRS16, previous	1,151,313	1,524,127	-24.5%	1,369,483	1,814,918	-24.5%
Net debt ex-IFRS16, current	1,393,953	1,620,973	-14.0%	1,393,953	1,620,973	-14.0%
Change in Net Debt Position	(242,640)	(96,846)	150.5%	(24,470)	193,945	n.a.
(+) Acquisitions	-	100,000	n.a.	-	100,000	n.a.
(+) Dividends paid	313,161	134,488	132.9%	314,882	138,479	127.4%
(+) Share Repurchases	63,500	-	n.a.	133,011	-	n.a.
Free Cash Flow to Equity	134,021	137,642	-2.6%	423,423	432,424	-2.1%

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